Cashmere Fund

(the “Fund”)

Supplement dated December 11, 2025 to the

Fund’s Prospectus and Statement of Additional Information dated July 28, 2025

The Summary of Fund Fees and Expenses section of the Fund’s Prospectus is hereby deleted in its entirety and replaced with the following:

Fees and Expenses

The following table is intended to assist you in understanding the fees and expenses that you should expect to bear, directly or indirectly, if you buy and hold Fund Shares.

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(1)	2.00%

Annual Expenses (as a percentage of average net assets attributable to Shares)(2)
Management Fees	2.50%
Other Expenses(3)	6.84%
Acquired Fund Fees and Expenses(4)	0.14%
Total Annual Expenses	9.48%
Fee Waiver and/or Expense Reimbursement(5)	(4.49)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	4.99%

(1)	A 2.00% early repurchase fee payable to the Fund applies to Shares tendered to and repurchased by the Fund within the first 185 days the shareholder held the Shares. This early repurchase fee is phased out over 545 days.

(2)	The expense information in the table has been restated to reflect current fees and the Adviser’s current expense limitation agreement with the Fund.

(3)	Other Expenses include, but are not limited to, custody, transfer agency and administration, accounting, legal, and auditing fees of the Fund, along with marketing expenses of the Fund. Marketing expenses include, but are not limited to, all initial and ongoing marketing expenses of the Fund. Marketing expenses for the Fund’s fiscal year ended March 31, 2025 were 2.07%. Other expenses have been restated to reflect expected 1.36% in marketing expenses in the Fund’s current fiscal year.

(4)	Includes fees and expenses of the Portfolio Funds in which the Fund is already invested and expects to invest. The 0.14% figure shown as “Acquired Fund Fees and Expenses” reflects operating expenses of these Portfolio Funds — including management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds — but does not include any performance based fees or allocations paid by Portfolio Funds that are calculated solely on realization and/or distributions of gains (e.g., so-called “carried interest”), or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. The Portfolio Funds in which the Fund invests generally charge an annual management fee of 0.00% to 4.57%, and approximately 20% of net profits as a carried interest allocation (the carried interest allocation is not reflected in the Acquired Fund Fees and Expenses figure provided above). The Acquired Fund Fees and Expenses disclosed above are based on historic returns of the Portfolio Funds in which the Fund already invests and expects to invest, which may change substantially over time and, therefore, significantly affect Acquired Fund Fees and Expenses.

(5)	Effective December 11, 2025, the Adviser has contractually agreed to waive its management fee and/or reimburse Fund expenses to the extent necessary so that the Fund’s total annual Operating Expenses (which exclude any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) do not exceed 4.85% of the Fund’s average daily net assets. The Adviser is entitled to seek reimbursement from the Fund of management fees waived and/or Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and/or the Fund expenses were paid or reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower. This contractual expense limitation will remain in effect through December 11, 2026, unless the Board approves its earlier termination.

Example

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. Each example assumes that you invest $1,000 in the Fund’s Shares, that your investment has a 5% annual return, and that all Fund dividends and distributions are reinvested in the Fund at NAV. Each example also assumes that the Fund’s operating expenses (as described and estimated above) remain the same, except that only the first year of each period in each example takes into account the expense waiver and/or reimbursement described above.

Although your actual costs may be higher or lower, based on these assumptions and assuming you hold all of your Shares at the end of each period, your costs would be:

1 Year	3 Years	5 Years	10 Years
$50	$235	$404	$765

If, at the end of each period, your Shares are repurchased in full by the Fund, your costs would be:

1 Year	3 Years	5 Years	10 Years
$63	$235	$404	$765

These examples should not be considered representations of the Fund’s future expenses, and the Fund’s actual future expenses may be greater or less than those shown. While the examples assume a 5% annual return, as required by the SEC, the Fund’s performance will vary and may result in an annual return greater or less than 5%.

For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Management – Investment Adviser and Management Contract” and “Fund Expenses.”

References in the Fund’s Prospectus and Statement of Additional Information to the Fund’s expense limitation agreement are hereby amended to reflect that, effective December 11, 2025, the Fund’s adviser, Sweater Industries LLC (the “Adviser”), has contractually agreed to waive its management fee and/or reimburse Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (which exclude any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) do not exceed 4.85% of the Fund’s average daily net assets. The Adviser is entitled to seek reimbursement from the Fund of management fees waived and/or Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and/or the Fund expenses were paid or reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower. This contractual expense limitation will remain in effect through December 11, 2026, unless the Fund’s Board of Trustees approves its earlier termination.